Exhibit 99.2

Impact of COVID-19

The outbreak of COVID-19 and measures to prevent its spread began to impact customer demand in Europe and in North America during March and continued into June. Automotive OEMs in both North America and Europe curtailed their operations starting in mid-March and subsequently resumed production in late May or June. Aerospace OEMs have also reduced their operations. In contrast, demand from our packaging customers has not been significantly impacted by the pandemic, although some of our European customers have indicated a potential temporary slowdown in the consumption of cans.

Across our segments, many of our relationships with our customers are governed by requirements contracts (that is, the quantities of materials we supply is based on our customers’ needs), such that reduced production by our customers has a direct impact on our revenues. As demand for our products and our resulting production levels have declined, our operating margins have been adversely impacted. Nonetheless, we continue to strengthen our partnerships with customers, as reflected by our recent entry into a 10-year agreement with Airbus to supply Airbus with a broad range of advanced aluminum rolled and extruded products, including wing skin panels, sheets for fuselage panels, and rectangular and pre-machined plates for structural components, as well as being nominated by Toyota as the sole supplier of Auto Body Sheet for the hood of the new Corolla produced at certain of its facilities in Europe.

As our customers reduced or delayed production, we adjusted operating levels at the relevant manufacturing sites. Our plants have substantially adjusted to current levels of demand, and our employment levels have largely stabilized. Our packaging plants are running at high production levels. Our automotive plants have restarted production, but remain at low levels of utilization. While the situation remains fluid, we continue to monitor the impact of the pandemic and anticipate continued temporary reductions in operating levels at many of our manufacturing facilities, particularly those focused on our automotive and aerospace OEMs.

Employee Safety

We are committed to ensuring the safety of our employees and have been implementing a number of initiatives at our manufacturing sites to promote the well-being of employees, their families and the local community, including actions taken in response to governmental requirements. Such actions include increased cleaning and sanitization at our manufacturing and other facilities, business travel bans, measures to promote social distancing at our facilities, policies regarding visitors and suppliers, health protocols at our manufacturing sites, and a work-from-home policy for employees at corporate offices.

Liquidity and Financial Condition

We obtained an approximate €350 million in additional liquidity during the second quarter of 2020, including through our $166 million fully-committed Delayed Draw Term Loans facility, €180 million in loans under the PGE French Facility and an uncommitted CHF20 million loan under the Swiss Facility. In addition to increasing our liquidity with the proceeds from this offering, we are seeking potential additional loans under government-sponsored borrowing programs in Germany.

Mitigating Actions

We have taken a number of actions to offset the adverse financial impacts of the COVID-19 pandemic. These include:

•	reducing input purchases and discretionary spending, including through a committee approval process;

•	reducing labor costs, including through the use of partial time unemployment schemes, temporary layoffs and furloughs;

•	managing trade working capital;

•	targeting capital spending of €175 million in 2020 (down €96 million compared to 2019); and

•	utilizing governmental aid programs where available.

Management remains confident in its ability to navigate through this global crisis. The Company continues to evaluate the impact that this global pandemic may have on its future results of operations, cash flows, financial position and liquidity, and the foregoing preliminary views are based on currently available information. See “Risk Factors—Risks Related to Our Business—Widespread public health pandemics, including COVID-19, could materially adversely affect our business, financial condition and results of operations” for additional information regarding the potential effects of COVID-19.

SUMMARY HISTORICAL FINANCIAL INFORMATION

The following table sets forth the summary historical consolidated financial data for Constellium for the periods and as of the dates indicated.

The summary historical financial information presented as of December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, 2018 and 2017 has been derived from Constellium’s audited consolidated financial statements, prepared in conformity with IFRS as issued by the IASB, and in conformity with IFRS as endorsed by the EU, incorporated by reference in this offering memorandum. The summary historical financial information presented as of December 31, 2017 has been derived from our audited financial statements not included or incorporated by reference in this offering memorandum.

The summary historical financial information presented as of March 31, 2020 and for the three months ended March 31, 2020 and 2019 has been derived from the unaudited condensed interim consolidated financial statements, prepared in accordance with IAS 34—Interim Financial Reporting and included elsewhere in this offering memorandum. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

We have adopted IFRS 16, “Leases” as of January 1, 2019 and have applied this new accounting policy to the historical financial information presented as of December 31, 2019 and for the year ended December 31, 2019. As a result, any financial statements for periods prior to the adoption of IFRS 16 will not be comparable to the financial information prepared after January 1, 2019, including the year ended December 31, 2019 as compared to prior years. For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Accounting Policies, Critical Accounting Estimates and Key Judgments” and Note 2.2 to our audited financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017.

On January 10, 2019, we acquired UACJ’s 49% interest in Bowling Green. As a result of this transaction, we own 100% of Bowling Green. This entity, previously accounted for under the equity method, is consolidated from the date of the acquisition in our audited consolidated financial statements as of and for the year ended December 31, 2019. As a result, any financial statements for periods prior to the acquisition will not be comparable to the financial information prepared after January 10, 2019, including the year ended December 31, 2019 as compared to prior years. For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Accounting Policies, Critical Accounting Estimates and Key Judgments” and Note 3 to our audited financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017.

This information is only a summary and should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited condensed interim consolidated financial statements of Constellium and notes thereto included elsewhere in this offering memorandum and the audited consolidated financial statements of Constellium and notes thereto incorporated by reference in this offering memorandum.

	As of and for the year ended December 31,			As of and for the three months ended March 31,
(€ millions other than per ton data)	2019	2018	2017	2020	2019
Statement of income data
Revenue	5,907	5,686	5,237	1,437	1,536
Gross Profit	602	538	555	153	144
Income / (loss) from operations	255	404	338	6	80
Finance costs—net	(175)	(149)	(260)	(45)	(46)
Net income / (loss)	64	190	(31)	(31)	24

	As of and for the year ended December 31,			As of and for the three months ended March 31,
(€ millions other than per ton data)	2019	2018	2017	2020	2019
Statement of financial position data
Cash and cash equivalents	184	164	269	270	222
Borrowings(1)	2,361	2,151	2,127	2,399	2,421
Total liabilities	4,269	4,015	4,030	4,553	4,461
Total assets	4,184	3,901	3,711	4,430	4,352
Net (liabilities) / assets or total invested equity	(85)	(114)	(319)	(123)	(109)
Share capital	3	3	3	3	3
Other operational and financial data (unaudited):
Capital expenditure(2)	271	277	276	57	59
Volumes (in Kt)	1,589	1,534	1,482	393	413
Net debt(3)	2,183	1,996	1,889	2,130	2,201
Adjusted EBITDA(4)	562	498	448	147	135
Adjusted EBITDA per ton (€/ton)	354	325	302	375	329
Packaging & Automotive Rolled Products (P&ARP) Adjusted EBITDA per ton (€ per ton)	249	234	202	245	210
Aerospace & Transportation (A&T) Adjusted EBITDA per ton (€ per ton)	843	619	614	887	797
Automotive Structures & Industry (AS&I) Adjusted EBITDA per ton (€ per ton)	423	502	510	529	448

	As of and for the year ended December 31,			As of and for the three months ended March 31,
	2019	2018	2017	2020	2019
Ratio of Total Secured Debt(5) to Adjusted EBITDA	0.6	0.1	0.3	0.6	0.7
Ratio of Net debt to Adjusted EBITDA	3.9	4.0	4.2	3.7	4.3
Ratio of Borrowings to Adjusted EBITDA	4.2	4.3	4.7	4.2	4.7

As of and for the twelve months ended March 31, 2020
As adjusted after giving effect to the Transactions(6):
As adjusted ratio of Total Secured Debt to Adjusted EBITDA	0.6
As adjusted ratio of Net debt to Adjusted EBITDA	3.7
As adjusted ratio of Borrowings to Adjusted EBITDA	4.3

(1)	Borrowings is defined as the sum of current and non-current borrowings.
(2)	Represents purchases of property, plant, and equipment.
(3)

Net debt, a measurement not defined by IFRS, is defined as borrowings plus or minus the fair value of cross currency interest swaps less cash and cash equivalents and cash pledged for the issuance of guarantees, and is calculated as follows:

	As of December 31,			As of March 31,
(in €millions)	2019	2018	2017	2020	2019
Borrowings	2,361	2,151	2,127	2,399	2,421
Fair value of cross currency interest swaps(a)	6	9	32	1	2
Cash and cash equivalents	(184)	(164)	(269)	(270)	(222)
Cash pledged for issuance of guarantees	—	—	(1)	—	—

Net debt	2,183	1,996	1,889	2,130	2,201

(a)

Represents the fair value of cross currency basis swaps indexed on floating Euro and U.S. Dollar interest rates used to hedge the principal of the Constellium SE U.S. Dollar senior notes, net of related margin calls. Management believes that

Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Net debt is not a presentation made in accordance with IFRS, and should not be considered as an alternative to borrowings determined in accordance with IFRS.

(4)

Adjusted EBITDA, a measurement not defined by IFRS, is defined as income/(loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally nonrecurring items.

The table presented below provides a reconciliation of Constellium’s net income or loss to Adjusted EBITDA for each of the three years ended December 31, 2019, 2018 and 2017 and for the three months ended March 31, 2020 and 2019:

	For the year ended December 31,			For the three months ended March 31,
(€millions)	2019	2018	2017	2020	2019
Net income / (loss)	64	190	(31)	(31)	24
Income tax expense (benefit)	18	32	80	(8)	15
Finance costs, net	175	149	260	45	46
Share of (income) / loss of joint ventures	(2)	33	29	—	(5)
Depreciation and amortization	256	197	171	66	57
Restructuring costs	4	1	4	—	—
Unrealized (gains) / losses on derivatives	(33)	84	(57)	53	(31)
Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities—net	—	—	4	2	(1)
(Gains) on pension plan amendments(a)	(1)	(36)	(20)	—	—
Share based compensation	16	12	8	3	3
Metal price lag(b)	46	—	(22)	15	18
Start-up and development costs(c)	11	21	17	2	2
Manufacturing system and process transformation costs	—	—	2	—	—
Bowling Green one-time costs related to the acquisition(d)	5	—	—	—	6
Losses / (gains) on disposals(e)	3	(186)	3	—	1
Other(f)	—	1	—	—	—

Adjusted EBITDA	562	498	448	147	135

(a)

For the year ended December 31, 2018, the Company amended one of its OPEB plans in the U.S., which resulted in a €36 million gain. For the year ended December 31, 2017, amendments to certain Swiss pension plans, U.S. pension plans and OPEB resulted in a €20 million gain.

(b)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium Revenues are established and when aluminium purchase prices included in Cost of sales are established. The Company accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Company’s metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.

(c)	For the years ended December 31, 2019, 2018 and 2017, start-up and development costs include €11 million, €21 million and €16 million, respectively, for new projects in our AS&I operating segment.
(d)	For the year ended December 31, 2019 and for the three months ended March 31, 2019, Bowling Green one-time costs related to the acquisition include the non-cash reversal of the inventory step up.
(e)

In July 2018, Constellium completed the sale of the North Building assets of its Sierre plant in Switzerland to Novelis Inc. and contributed the Sierre site shared infrastructure into a joint-venture with Novelis Inc., in exchange for cash consideration of €200 million. This transaction also resulted in the termination of the existing lease agreement for the North Building assets which had been leased and operated by Novelis Inc. since 2005. For the year ended December 31, 2018, the transaction generated a €190 million net gain.

(f)

For the year ended December 31, 2017, other includes €3 million of legal fees and lump-sum payments in connection with the renegotiation of a new 5-year collective bargaining agreement offset by accrual reversals of unused provisions related to one-time loss contingencies.

(5)	Total Secured Debt is mainly comprised of outstanding borrowings under our Pan-U.S. ABL facility and lease liabilities.
(6)	Ratios are calculated on an as adjusted basis giving effect to the Transactions as though they had occurred on March 31, 2020.

Risks Related to Our Business

Widespread public health pandemics, including COVID-19, could materially adversely affect our business, financial condition and results of operations.

Any public health pandemics and other disease outbreaks in countries where we, our customers or our suppliers operate could have a material and adverse effect on our business, financial conditions and results of operations. The recent novel strain of COVID-19 has affected our operations globally. As a result of this pandemic and resulting disruption in our customers’ production and operations, our sales have been negatively affected, which has adversely impacted our revenues and operating margins. As our customers have reduced, temporarily suspended or delayed production, we have adjusted operating levels at the relevant manufacturing sites and have implemented temporary workforce reductions and other cost cutting measures. We cannot predict when these manufacturing sites will resume normal operations, any conditions that may need to be implemented to facilitate a return to normal operations, and the effects and costs associated with any such conditions and changes to operating levels. Our operating results and financial condition may also be materially adversely affected by laws, regulations, orders or other governmental or regulatory actions addressing the current COVID-19 pandemic that place restrictions on, or require us to make changes to, our operations.

With respect to our suppliers, disruptions resulting from the COVID-19 pandemic may result in cancelations or delays and increased transport times for delivery of materials to our facilities, which may affect our ability to timely manufacture and ship our products to customers. If such difficulties arise, we may need to seek alternate suppliers, which may be more expensive, may not be available or may result in delays in shipments to us and subsequently to our customers. Alternatively, suppliers may require that we take metal in excess of our needs based on our reduced operating rates, which could negatively affect our financial position. Decreases in our operating levels may also impact our hedging strategy which could adversely impact our financial results.

The nature and extent of COVID-19’s continuing impact on the global economy, our business, financial conditions and results of operations is beyond our control, and depends on various uncertain factors, including the duration and severity of the outbreak and the possibility of new outbreaks, the ability to develop a vaccine or other preventative measures, and the actions to contain or treat its impact, including quarantine orders, business restrictions and closures and other similar restrictions and limitations. The foregoing and other continued disruptions to our business as a result of the COVID-19 pandemic, as well as any global recession that may result from the impact of COVID-19, could materially adversely affect our business, financial condition and results of operations. As a result of the foregoing, we may need to raise additional capital in the future, however, there is no guarantee that financings will be available in the future to fund our obligations. Furthermore, the COVID-19 pandemic could heighten the risks summarized in certain of the other risk factors contained in our current Annual Report on Form 20-F, which is incorporated into this offering memorandum by reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis, or MD&A, is based principally on our unaudited condensed interim consolidated financial statements as of March 31, 2020 and for the three months ended March 31, 2020 and 2019, which appear elsewhere in this offering memorandum. The following discussion is to be read in conjunction with the sections of our Annual Report on Form 20-F, which are incorporated by reference in this offering memorandum and our unaudited condensed interim consolidated financial statements and the notes thereto, which appear elsewhere in this offering memorandum.

The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this offering memorandum. See in particular “Important Information and Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Company Overview

We are a global leader in the development, manufacture and sale of a broad range of highly engineered, value-added specialty rolled and extruded aluminium products to the packaging, aerospace, automotive, other transportation and industrial end-markets. As of March 31, 2020, we had approximately 13,200 employees, 28 production facilities, three administrative centers, and three R&D centers.

Our Operating Segments

We serve a diverse set of customers across a broad range of end-markets with very different product needs, specifications and requirements. As a result, we have organized our business into three segments to better serve our customer base.

Packaging & Automotive Rolled Products Segment (“P&ARP”)

Our Packaging & Automotive Rolled Products segment produces aluminium sheet and coils. Approximately 75% of segment volume for the three months ended March 31, 2020 was packaging rolled products, which primarily includes beverage and food can stock as well as closure stock and foil stock. Approximately 21% of the segment volume for this period was automotive rolled products and the balance of the segment volume was specialty and other thin-rolled products. Our Packaging & Automotive Rolled Products segment accounted for 52% of revenue and 45%1 of Adjusted EBITDA for the three months ended March 31, 2020.

Aerospace & Transportation Segment (“A&T”)

Our Aerospace & Transportation segment has market leadership positions in technologically advanced aluminium and specialty materials products with applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products, including plate and sheet. Approximately 51% of the segment volume for the three months ended March 31, 2020 was aerospace rolled products and approximately 49% was transportation industry and other rolled products. Our Aerospace & Transportation segment accounted for 24% of revenue and 35%1 of Adjusted EBITDA for the three months ended March 31, 2020.

Automotive Structures & Industry Segment (“AS&I”)

Our Automotive Structures & Industry segment produces technologically advanced structures for the automotive industry, (including crash management systems, body structures, side impact beams and battery

[1]	The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to our Holdings and Corporate segment.

enclosures), soft and hard alloy extrusions and large extruded profiles for automotive, railroad, energy, building and industrial applications. Approximately 48% of the segment volume for the three months ended March 31, 2020 was automotive extruded products and approximately 52% was other extruded products. Our Automotive Structures & Industry segment accounted for 24% of revenue and 23%2 of Adjusted EBITDA for the three months ended March 31, 2020.

Key Factors Influencing Constellium’s Financial Condition and Results from Operations

The financial performance of our operations is dependent on several factors, the most critical of which are as follows:

Economic Conditions and Markets

We are directly impacted by the economic conditions that affect our customers and the markets in which they operate. General economic conditions such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation— influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes and prices that can be charged. In some cases, we are able to mitigate the risk of a downturn in our customers’ businesses by building committed minimum volume thresholds into our commercial contracts. We further seek to mitigate the risk of a downturn by utilizing a temporary workforce for certain operations, which allows us to match our resources with the demand for our services.

Although the metals industry and our end-markets are cyclical in nature and expose us to related risks, we believe that our portfolio is relatively resilient to these economic cycles in each of our three main end-markets of packaging, aerospace and automotive:

•

Can packaging tends not to be highly correlated to the general economic cycle. In addition, we believe canstock has an attractive long-term growth outlook due to ongoing trends in (i) customer preference for aluminium cans and increased focus on sustainability and (ii) increasing penetration of aluminium in canstock at the expense of tinplate in Europe.

•

We believe that the aerospace industry benefits from a combination of long-term growth drivers. These drivers include increasing passenger traffic and the fleet replacement towards newer and more fuel efficient aircrafts.

•

Although the automotive industry is a cyclical industry, its demand for aluminium has been increasing in recent years. This has been triggered by a light-weighting trend for new car models and electric vehicles, which drives substitution of heavier metals in favor of aluminium.

For more information on the continuing impact of the COVID-19 pandemic on our industry and end-markets, see the section titled “Summary—Recent Developments—Impact of COVID-19” in this offering memorandum.

Aluminium Consumption

The aluminium industry is cyclical and is affected by global economic conditions, industry competition and product development. Aluminium is increasingly seen as the material of choice in a number of applications, including packaging, aerospace and automotive. Aluminium is lightweight, has a high strength-to-weight ratio and is resistant to corrosion. It compares favorably to several alternative materials, such as steel, in these respects. Aluminium is also unique in that it recycles repeatedly without any material decline in performance or quality. The recycling of aluminium delivers energy and capital investment savings relative to the cost of producing both primary aluminium and many other competing materials. Due to these qualities, the penetration of aluminium into a wide

[2]	The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to our Holdings and Corporate segment.

variety of applications continues to increase. We believe that long-term growth in aluminium consumption generally, and demand for those products we produce specifically, will be supported by factors that include growing populations, greater purchasing power and increasing focus on sustainability and environmental issues, globally.

Aluminium Prices

Aluminium prices are determined by worldwide forces of supply and demand and, as a result they are volatile. We operate a pass-through model and therefore, to the extent possible minimize aluminium price risk. Significant sustained increases in the price of aluminium, however, may over time affect the demand for our products.

The price we pay for aluminium includes regional premiums, such as the Rotterdam premium for metal purchased in Europe or the Midwest premium for metal purchased in the U.S. The regional premiums, which had historically been fairly stable, have been more volatile in recent years. Although our business model seeks to minimize the impact of aluminium price fluctuations on our cash flows, we are not always able to pass through the cost of regional premiums to our customers or adequately hedge the impact of regional premium differentials.

We believe our cash flows are largely protected from variations in LME prices due to the fact that we hedge our sales based on their replacement cost, by matching the price paid for our aluminium purchases with the price received from our aluminium sales, at a given time, using hedges when necessary. As a result, when LME prices increase, we have limited additional cash requirements to finance the increased replacement cost of our inventory.

The average LME transaction price, Midwest Premium and Rotterdam Premium per ton of primary aluminium in the three months ended March 31, 2020 and March 31, 2019 are presented below:

	For the three months ended March 31,		% Change
(€ per ton)	2020	2019
Average LME transaction price	1,532	1,637	(6)%
Average Midwest Premium	285	375	(24)%

Average all-in aluminium price U.S.	1,817	2,012	(10)%
Average LME transaction price	1,532	1,637	(6)%
Average Rotterdam Premium	134	116	16%

Average all-in aluminium price Europe	1,666	1,753	(5)%

Product Price and Margin

Our products are typically priced based on three components: (i) LME, (ii) regional premiums and (iii) a conversion margin. We seek to minimize the impact of aluminium price fluctuations in order to protect our cash flows against the LME and regional price fluctuations with the following methods:

•	In cases where we are able to align the price and quantity of physical aluminium purchases with that of physical aluminium sales to customers, we enter back-to-back arrangements with our customers.

•

However, when we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales to our customers, we enter into derivative financial instruments to pass through the exposure to financial institutions at the time the price is set.

•	For a small portion of our volumes, the aluminium we process is owned by our customers and we bear no aluminium price risk.

Our risk management practices aim to reduce, but do not entirely eliminate, our exposure to changing primary aluminium and regional premium prices. Moreover, while we limit our exposure to unfavorable price changes, we also limit our ability to benefit from favorable price changes. As we do not apply hedge accounting for the derivative instruments entered into to hedge our exposure to changes in metal prices, mark-to-market movements for these instruments are recognized in “Other (losses)/gains—net.”

Our results are also impacted by differences between changes in the prices of primary and scrap aluminium. As we price our product using the prevailing price of primary aluminium but purchase large amounts of scrap aluminium to manufacture our products, we benefit when primary aluminium price increases exceed scrap price increases. Conversely, when scrap price increases exceed primary aluminium price increases, our results are negatively impacted. The difference between the price of primary aluminium and scrap prices is referred to as the “scrap spread” and is impacted by the effectiveness of our scrap purchasing activities, the supply of scrap available and movements in the terminal commodity markets.

The conversion margin is the margin we earn over the cost of our metal inputs. We seek to maximize our conversion margins based on the value-added product capabilities we provide and the supply/demand dynamics in the market.

Volumes

The profitability of our businesses is determined, in part, by the volume of tons processed and sold. Increased production volumes will generally result in lower per unit costs, while higher sold volumes of tons will generally result in additional revenue and associated margins.

Personnel Costs

Our operations are labor intensive and, as a result, our personnel costs represent 19% and 17% of our cost of sales, selling and administrative expenses and R&D expenses for the three months ended March 31, 2020 and 2019, respectively.

Personnel costs generally increase and decrease proportionately with the expansion, addition or closing of operating facilities. Personnel costs include the salaries, wages and benefits of our employees, as well as costs related to temporary labor. During our seasonal peaks and especially during the summer months, we have historically increased our temporary workforce to compensate for staff on vacation and increased volume of activity.

Currency

We are a global company with operations in France, the United States, Germany, Switzerland, the Czech Republic, Slovakia, Mexico, Canada, Spain and China. As a result, our revenue and earnings have exposure to a number of currencies, primarily the euro, the U.S. dollar and the Swiss Franc. As our presentation currency is the euro, and the functional currencies of the businesses located outside of the Eurozone are primarily the U.S. dollar and the Swiss franc, the results of the businesses located outside of the Eurozone must be translated each period to euros. Accordingly, fluctuations in the exchange rate of the functional currencies of our businesses located outside of the Eurozone against the euro impacts our results of operations.

We engage in significant hedging activity to attempt to mitigate the effects of foreign transaction currency fluctuations on our profitability. Transaction impacts arise when our businesses transact in a currency other than their own functional currency. As a result, we are exposed to foreign exchange risk on payments and receipts in multiple currencies. In Europe, a portion of our revenue are denominated in U.S. dollars while the majority of our costs incurred are denominated in local currencies. Where we have multiple-year sale agreements for the sale of fabricated metal products in U.S. dollars by euro-functional currency entities, we have entered into derivative contracts to forward sell U.S. dollars to match these future sales. With the exception of certain derivative instruments entered into to hedge the foreign currency risk associated with the cash flows of certain highly probable forecasted sales, which we have designated for hedge accounting, hedge accounting is not applied to such ongoing commercial transactions and therefore the mark-to-market impact is recorded in “Other gains/(losses)—net”.

Results of Operations for the three months ended March 31, 2020 and 2019

	For the three months ended March 31,
	2020		2019
	(€ in millions and as a % of revenues)
		%		%
Revenue	1,437	100%	1,536	100%
Cost of sales	(1,284)	89%	(1,392)	91%

Gross profit	153	11%	144	9%

Selling and administrative expenses	(66)	5%	(68)	4%
Research and development expenses	(13)	1%	(12)	1%
Other gains / (losses), net	(68)	5%	16	1%

Income from operations	6	0%	80	5%
Finance costs, net	(45)	3%	(46)	3%
Share of income of joint ventures	—	—	5	—

Income before income taxes	(39)	3%	39	3%
Income tax expense	8	1%	(15)	1%

Net income	(31)	2%	24	2%

Shipment volumes (in kt)	393		413
Revenue per ton (€ per ton)	3,656		3,719

Revenue

Revenue decreased by 6% or €99 million to €1,437 million for the three months ended March 31, 2020, from €1,536 million for the three months ended March 31, 2019. Sales volumes decreased by 5%, or 20 kt, to 393 kt for the three months ended March 31, 2020 from 413 kt for the three months ended March 31, 2019.

Average sales price decreased by €63 per ton, from €3,719 to €3,656 reflecting lower metal prices, partially offset by improved prices and product mix.

Our revenue is discussed in more detail in the “—Segment Results” section.

Cost of Sales

Cost of sales decreased by 8%, or €108 million, to €1,284 million for the three months ended March 31, 2020, from €1,392 million for the three months ended March 31, 2019. This decrease primarily reflects a €118 million decrease in the total cost of raw material and consumables resulting from lower metal prices and lower shipments.

Selling and Administrative Expenses

Selling and administrative expenses decreased by €2 million to €66 million for the three months ended March 31, 2020, compared to €68 million for the three months ended March 31, 2019.

Research and Development Expenses

Research and development expenses increased by €1 million, to €13 million in the three months ended March 31, 2020, from €12 million in the three months ended March 31, 2019. Research and development expenses are presented net of €3 million of research and development tax credits received in France for each of the three-month periods ended March 31, 2020 and 2019. Research and development expenses, excluding tax credits received were €6 million for P&ARP, €5 million for A&T, €4 million for AS&I and €1 million for Holdings and Corporate (“H&C”) segments in the three months ended March 31, 2020.

Other gains / (losses)—Net

	For the three months ended March 31,
(€ in millions)	2020	2019
Realized losses on derivatives	(12)	(14)
Unrealized (losses) / gains on derivatives at fair value through profit and loss—net	(53)	31
Unrealized exchange (losses) / gains from remeasurement of monetary liabilities— net	(2)	1
Losses on disposal	—	(1)
Other—net	(1)	(1)

Total other (losses) / gains, net	(68)	16

Other losses—net amounted to €68 million for the three months ended March 31, 2020 compared to gains of €16 million for the three months ended March 31, 2019.

The company uses financial derivatives to hedge underlying commercial transactions. The realized gains / (losses) recognized in Other gains / (losses), net are offset by the commercial transactions accounted for in Cost of sales. In the three months ended March 31, 2020, realized losses recognized upon the settlement of derivative instruments amounted to €12 million of which realized losses on metal derivatives were €14 million and realized gains on foreign exchange derivatives were €2 million. In the three months ended March 31, 2019, realized losses recognized upon the settlement of derivative instruments amounted to €14 million of which realized losses on metal derivatives were €16 million and realized gains on foreign exchange derivatives were €2 million.

The Company uses financial derivatives to also hedge forecasted commercial transactions. These unrealized gains / (losses) recognized in Other gains / (losses), net are offset by the change in the value of forecasted transactions which are not yet accounted for. Unrealized losses on derivative instruments amounted to €53 million in the three months ended March 31, 2020 and were comprised of losses of €51 million related to metal derivatives and of losses €2 million relating to foreign exchange derivatives. Unrealized gains on derivative instruments amounted to €31 million in the three months ended March 31, 2019 and were comprised of gains of €29 million related to derivatives and of gains of €2 million related to foreign exchange derivatives.

Finance Costs—net

Finance costs—net were comparable to last year and amounted to €45 million for the three months ended March 31, 2020, from €46 million in the three months ended March 31, 2019.

In the three months ended March 31, 2020, foreign exchange net losses from the revaluation of the portion of our U.S. dollar-denominated debt held by Euro functional currency entities amounted to €11 million and were partially offset by €8 million of gains on derivative instruments entered into to hedge this exposure.

In the three months ended March 31, 2019, foreign exchange net losses from the revaluation of the portion of our U.S. dollar-denominated debt held by euro functional currency entities amounted to €6 million and were offset by €9 million of gains on derivative instruments entered into to hedge this exposure.

Share of income of joint-ventures

Share of income of joint-ventures for the three months ended March 31, 2019 was an income of €5 million resulting primarily of the gain from the remeasurement of the 51% previously held equity interest in Constellium-UACJ ABS LLC at the acquisition date of Bowling Green.

Income Tax

Income tax benefit for the three months ended March 31, 2020 amounted to €8 million compared to an €15 million expense for the three months ended March 31, 2019.

Our effective tax rate represented 21% of our loss before income tax for the three months ended March 31, 2020 and 38% of our income before tax for the three months ended March 31, 2019. Our projected blended statutory tax rate decreased to 16% in the three months ended March 31, 2020 from 30% for the three months ended March 31, 2019. The effective tax rate for the three months ended March 31, 2020 is higher than the projected blended statutory tax rate primarily as a result of the unfavorable effect of discrete items.

Net Loss / Income

As a result of the above factors, our net loss was €31 million in the three months ended March 31, 2020 compared to a net income of €24 million in the three months ended March 31, 2019.

SEGMENT RESULTS

Segment Revenue

The following table sets forth the revenues for our operating segments for the periods presented:

	For the three months ended March 31,
	2020		2019
	(€ in millions and as a % of revenues)
		%		%
P&ARP	752	52%	828	54%
A&T	359	24%	378	24%
AS&I	342	24%	344	22%
Holdings and Corporate	—	0%	—	0%

Inter-segment eliminations	(16)	—	(14)	—

Total revenue	1,437	100%	1,536	100%

P&ARP. Revenue in our P&ARP segment decreased by 9%, or €76 million, to €752 million in the three months ended March 31, 2020 from €828 million for the three months ended March 31, 2019. This decrease reflects lower shipments and lower revenue per ton. P&ARP shipments decreased by 4% or 12kt, due to lower shipments across our automotive, packaging, and specialty products. Revenue per ton decreased by 5% to €2,796 per ton in the three months ended March 31, 2020 from €2,947 per ton in the three months ended March 31, 2019, driven by lower metal prices.

A&T. Revenue at our A&T segment decreased by €19 million, or 5% to €359 million in the three months ended March 31, 2020 from €378 million in the three months ended March 31, 2019, reflecting lower shipments and lower metal prices. A&T shipments were 10% lower, reflecting a 7kt decrease in Transportation, industry and other products due to continued demand weakness in Europe and North America. Revenue per ton increased by 6% to €6,085 per ton in the three months ended March 31, 2020 from €5,727 per ton in the three months ended March 31, 2019, primarily reflecting improved prices and product mix from Aerospace rolled products despite lower metal prices.

AS&I. Revenue in our AS&I segment was stable with a €2 million decrease, to €342 million for the three months ended March 31, 2020, from €344 million for the three months ended March 31, 2019, reflecting lower shipments, partially offset by higher revenue per ton. AS&I shipments decreased slightly by 1% or 1kt from Other extruded products offset by higher Automotive extruded product shipments. Revenue per ton increased by 1% to €5,262 per ton in the three months ended March 31, 2020 from €5,212 per ton in the three months ended March 31, 2019, reflecting improved prices and product mix despite lower metal prices.

Adjusted EBITDA

Adjusted EBITDA is not a measure defined by IFRS. We believe the most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the relevant period.

In considering the financial performance of the business, management analyzes the primary financial performance measure of Adjusted EBITDA in all of our business segments. Our Chief Operating Decision Maker (“CODM”) measures the profitability and financial performance of our operating segments based on Adjusted EBITDA. Adjusted EBITDA is defined as income/(loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions that do not qualify for hedge accounting, metal price lag, share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

We believe Adjusted EBITDA, as defined above, is useful to investors as it illustrates the underlying performance of continuing operations by excluding non-recurring and non-operating items. Similar concepts of adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in their evaluation of our company and in comparison to other companies, many of which present an adjusted EBITDA related performance measure when reporting their results.

Adjusted EBITDA has limitations as an analytical tool. It is not a measure defined by IFRS and therefore does not purport to be an alternative to operating profit or net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider Adjusted EBITDA in isolation from, or as a substitute analysis for, our results prepared in accordance with IFRS.

The following table presents our consolidated Adjusted EBITDA for the three months ended March 31, 2020 and 2019.

	For the three months ended March 31,
	2020		2019
	(millions of € and as a % of segment revenues)
		%		%
P&ARP	66	45%	59	44%
A&T	52	35%	52	39%
AS&I	34	23%	29	21%
Holdings and Corporate	(5)	(3)%	(5)	(4)%

Total Adjusted EBITDA	147	100%	135	100%

Total Adjusted EBITDA for the three months ended March 31, 2020 was €147 million, a 9% or €12 million increase compared to €135 million of total Adjusted EBITDA for the three months ended March 31, 2019. This increase reflected improved results in the P&ARP and AS&I segments and stable results in the A&T segment.

The following table presents the primary drivers for changes in Adjusted EBITDA from for the three months ended March 31, 2019 to the three months ended March 31, 2020 for each one of our three business segments:

	P&ARP	A&T	AS&I
	(millions of €)
Adjusted EBITDA for the three months ended March 31, 2019	59	52	29

Volume	(6)	(14)	(1)
Price and product mix	5	19	6
Costs	7	(6)	—
Foreign exchange, premium and other	1	1	—

Adjusted EBITDA for the three months ended March 31, 2020	66	52	34

P&ARP. For the three months ended March 31, 2020, Adjusted EBITDA for our P&ARP segment increased 12% from €59 million for the three months ended March 31, 2019 to €66 million for the three months ended March 31, 2020. Shipments decreased 4% or 12kt reflecting lower shipments from our European plants due to COVID-19 related weakness late in the quarter. Adjusted EBITDA per metric ton increased by 17% to €245 for the three months ended March 31, 2020 from €210 for the three months ended March 31, 2019 reflecting effective cost control and improved prices and product mix.

A&T. For the three months ended March 31, 2020, Adjusted EBITDA was €52 million, comparable to the same period in 2019. Shipments of 59kt in the three months ended March 31, 2020 decreased 10% compared to the three months ended March 31, 2019 due to lower shipments of Transportation, Industry and other rolled products.

Adjusted EBITDA per metric ton increased by 11% to €887 from €797 in the same period of 2019, primarily reflecting improved prices and product mix in Aerospace rolled products partially offset by higher raw material costs.

AS&I. For the three months ended March 31, 2020, Adjusted EBITDA increased 17% to €34 million from €29 million for the three months ended March 31, 2019 . Shipments of 65kt decreased slightly by 1% compared to the three months ended March 31, 2019. Adjusted EBITDA per ton increased 18% to €529 from €448 in the same period of 2019, reflecting improved prices and product mix and effective cost control.

Holdings and Corporate. Our Holdings and Corporate segment generated Adjusted EBITDA losses of €5 million for each of the three-month periods ended March 31, 2020 and 2019.

The following table reconciles our net loss or income for each of the three months ended March 31, 2020 and 2019 to our Adjusted EBITDA for the periods presented:

	For the three months ended March 31,
(€ in millions)	2020	2019
Net (loss) / income	(31)	24
Tax (income) / expense	(8)	15
Finance costs – net	45	46
Share of income of joint ventures	—	5
Depreciation and amortization	66	57
Unrealized losses / (gains) on derivatives	53	(31)
Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities—net	2	(1)
Share based compensation	3	3
Metal price lag (a)	15	18
Start-up and development costs (b)	2	2
Bowling Green one-time costs related to the acquisition (c)	—	6
Losses on disposal	—	1

Adjusted EBITDA	147	135

(a)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within the Company’s revenue are established and when aluminium purchase prices included in Cost of sales are established. The Company accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Company’s metal price lag adjustment is based on an internal standardized methodology calculated at each of the Company’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.

(b)	For three months ended March 31, 2020 and 2019, start-up and development costs included €2 million related to new projects in our AS&I operating segment.
(c)	For the three-months ended March 31, 2019, Bowling Green one-time costs related to the acquisition include the non-cash reversal of the inventory step up.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of cash flow have historically been cash flows from operating activities and funding or borrowings from external parties. Based on our current and anticipated levels of operations, and the condition in our markets and industry, we believe that our cash flows from operations, cash on hand, new debt issuances or refinancing of existing debt facilities, and availability under our factoring and revolving credit facilities will enable us to meet our working capital, capital expenditures, debt service and other funding requirements for the foreseeable future. However, our ability to fund working capital needs, debt payments and other obligations depends on our future operating performance and cash flows and many factors outside of our control, including the costs of raw materials, the state of the overall industry and financial and economic conditions and other factors. For a discussion of the impact of the COVID-19 pandemic on our liquidity and steps we have taken in response, see the section titled “Summary—Recent Developments—Impact of COVID-19” in this offering memorandum.

•

Our level of indebtedness could limit cash flow available for our operations and capital expenditures and could adversely affect our net income, our ability to service our debt or obtain additional financing and our business relationships;

•

Our results of operations, cash flows and liquidity could be adversely affected if we are unable to execute on our hedging policy, if counterparties to our derivative instruments fail to honor their agreements or if we are unable to purchase derivative instruments.

•	Our cash flows and liquidity could be adversely affected as a result of the maturity mismatch between certain of our derivative instruments and the underlying exposure.

It is our policy to hedge all highly probable or committed foreign currency operating cash flows. As we have significant third party future receivables denominated in U.S. dollars, we generally enter into combinations of forward contracts with financial institutions, selling forward U.S. dollars against Euros. In addition, when we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we enter into derivative financial instruments to pass through the exposure to metal price fluctuations to financial institutions at the time the price is set. As the U.S. dollar appreciates compared to the Euro or the LME price for aluminium falls, the derivative contracts related to transactional hedging entered into with financial institution counterparties will have a negative mark-to-market. We borrow in a combination of Euros and U.S. Dollars.

When the external currency mix of our debt does not match exactly the mix of our assets, we use a combination of cross-currency interest rate swaps and cross-currency swaps to balance the risk. We have bought forward significant U.S. Dollars compared to the Euro for this purpose. As the U.S. Dollar depreciates against the Euro, the derivative contracts entered into with financial institutions will have a negative mark-to-market. Our financial institution counterparties may require margin calls should our negative mark-to-market exceed a pre-agreed contractual limit. In order to protect the Company from the potential margin calls for significant market movements, we maintain additional cash or availability under our various borrowing facilities, we enter into derivatives with a large number of financial counterparties and we monitor potential margin requirements on a daily basis for adverse movements in the U.S. Dollar compared to the Euro and in aluminium prices.

At March 31, 2020, we had €616 million of total liquidity, comprised of €270 million in cash and cash equivalents, €212 million of undrawn credit facilities under our Pan-U.S. ABL Facility, €82 million of undrawn credit facilities under our French Inventory Facility, €41 million available under our factoring arrangements, and €11 million under other credit facilities of which €6 million was with Bpifrance Financement, a related party (see Item 7 (Major Shareholders and Related Party Transactions) in our Annual Report on Form 20-F, which is incorporated into this offering memorandum by reference). On April 24, Constellium entered into a new $166 million Delayed Draw Term Loan with a syndicate of banks and on May 13, Constellium entered into a €180 million government-sponsored loan guaranteed by the French State as part of a broader strategy to further enhance its liquidity. See “Summary—Recent Developments—Financing Matters” in this offering memorandum.

Cash Flows

The following table summarizes our operating, investing and financing activities for the three months ended March 31, 2020 and 2019:

	For the three months ended March 31,
	2020	2019
Net cash from/(used) in:
Operating activities	144	132
Investing activities	(57)	(142)
Financing activities	(1)	66

Net increase / (decrease) in cash and cash equivalents, excluding the effect of exchange rate changes	86	56

Net cash flows from operating activities

Net cash flows from operating activities increased by €12 million, from an inflow of €132 million in the three months ended March 2019 to an inflow of €144 million in the three months ended March 2020. This increase primarily reflects the change in cash flows from operating activities before working capital for €32 million partially offset by a €20 million decrease in changes from working capital. Factored receivables under non-recourse arrangements increased by €4 million for the three months ended March 2020 compared to an increase of €24 million in the three months ended March 2019.

Net cash used in investing activities

Net cash flows used in investing activities amounted to €57 million for the three months ended March 31, 2020, compared to €142 million for the three months ended March 31, 2019. Net cash flows used in investing activities for the three months ended March 31, 2019 reflected primarily the acquisition of a 49% interest in Bowling Green for a cash consideration of €83 million.

Capital expenditures were €57 million for the three months ended March 31, 2020 compared to €59 million for the three months ended March 31, 2019 and related primarily to recurring investment in our manufacturing facilities and our growth projects.

Net cash (used in) / from financing activities

Net cash flows used in financing activities were €1 million for the three months ended March 31, 2020, compared to net cash flows from financing activities of €66 million for the three months ended March 31, 2019.

Net cash from financing activities in the three months ended March 31, 2019 reflected primarily €155 million of proceeds from our Pan-U.S. ABL, offset by a €54 million lease redemption associated with the acquisition of a 49% interest in Bowling Green.

Capital Expenditures

The following table provides a breakdown of the historical capital expenditures by segment for the periods indicated:

	For the three months ended March 31,
	2020	2019
	(€ in millions)
P&ARP	(19)	(21)
A&T	(13)	(13)
AS&I	(24)	(25)
Holdings & Corporate	(1)	—

Total capital expenditures	(57)	(59)

Our capital expenditures for the three months ended March 31, 2020 and 2019 related primarily to asset-sustaining investments and selective growth projects, across all segments.

Covenant Compliance

We were in compliance with our covenants throughout the three months ended March 31, 2020 and 2019 and as of March 31, 2020 and December 31, 2019.

Off-Balance Sheet Arrangements

As of March 31, 2020, except as otherwise disclosed in our unaudited condensed interim consolidated financial statements, we have no significant off-balance sheet arrangements (as defined in Instruction 2 to Item 5.E in Form 20-F).

Quantitative and Qualitative Disclosures about Market Risk

In addition to the risks inherent in our operations, we are exposed to a variety of financial risks, such as market risk (including foreign currency exchange, interest rate and commodity price risk), credit risk and liquidity risk, and further information can be found in Note 24 to our audited consolidated financial statements incorporated by reference in this offering memorandum.

Principal Accounting Policies, Critical Accounting Estimates and Key Judgments

Our principal accounting policies are set out in Note 2 to the audited consolidated financial statements, which are incorporated by reference in this offering memorandum and in Note 2.2 to our unaudited condensed interim consolidated financial statements included elsewhere in this offering memorandum.

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Constellium SE Unaudited Condensed Interim Consolidated Financial Statements at March 31, 2020 and 2019, and for the three months ended March 31, 2020 and 2019.

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Notes	Three months ended March 31, 2020	Three months ended March 31, 2019
Revenue	3	1,437	1,536
Cost of sales		(1,284)	(1,392)

Gross profit		153	144

Selling and administrative expenses		(66)	(68)
Research and development expenses		(13)	(12)
Other gains / (losses) - net	5	(68)	16

Income from operations		6	80

Finance costs - net	7	(45)	(46)
Share of income / (loss) of joint-ventures		—	5

(Loss) / income before income tax		(39)	39

Tax income / (expense)	8	8	(15)

Net (loss) / income		(31)	24

(Loss) / income attributable to:
Equity holders of Constellium		(31)	23
Non-controlling interests		—	1

Net (loss) / income		(31)	24

Earnings per share attributable to the equity holders of Constellium

(in Euros per share)	Notes	Three months ended March 31, 2020	Three months ended March 31, 2019
Basic	9	(0.22)	0.17
Diluted	9	(0.22)	0.17

The accompanying Notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Notes	Three months ended March 31, 2020	Three months ended March 31, 2019
Net (loss) / income		(31)	24

Other comprehensive loss
Items that will not be reclassified subsequently to the Unaudited Interim Consolidated Income Statement
Remeasurement on post-employment benefit obligations		(6)	(28)
Income tax on remeasurement on post-employment benefit obligations		(1)	7
Items that may be reclassified subsequently to the Unaudited Interim Consolidated Income Statement
Cash flow hedges	18	(5)	(7)
Net investment hedges	18	—	(1)
Income tax on hedges		2	2
Currency translation differences		—	5

Other comprehensive loss		(10)	(22)

Total comprehensive (loss) / income		(41)	2

Attributable to:
Equity holders of Constellium		(41)	1
Non-controlling interests		—	1

Total comprehensive (loss) / income		(41)	2

The accompanying Notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	Notes	At March 31, 2020	At December 31, 2019
Assets
Current assets
Cash and cash equivalents	10	270	184
Trade receivables and other	11	545	474
Inventories	12	694	670
Other financial assets	17	36	22

		1,545	1,350

Non-current assets
Property, plant and equipment	13	2,078	2,056
Goodwill	14	466	455
Intangible assets	14	70	70
Investments accounted for under the equity method		1	1
Deferred income tax assets		195	185
Trade receivables and other	11	61	60
Other financial assets	17	14	7

		2,885	2,834

Total Assets		4,430	4,184

Liabilities
Current liabilities
Trade payables and other	15	1,166	999
Borrowings	16	196	201
Other financial liabilities	17	93	35
Income tax payable		14	14
Provisions	20	21	23

		1,490	1,272

Non-current liabilities
Trade payables and other	15	22	21
Borrowings	16	2,203	2,160
Other financial liabilities	17	35	23
Pension and other post-employment benefit obligations	19	680	670
Provisions	20	101	99
Deferred income tax liabilities		22	24

		3,063	2,997

Total Liabilities		4,553	4,269

Equity
Share capital	22	3	3
Share premium	22	420	420
Retained deficit and other reserves		(557)	(519)

Equity attributable to equity holders of Constellium		(134)	(96)
Non controlling interests		11	11

Total Equity		(123)	(85)

Total Equity and Liabilities		4,430	4,184

The accompanying Notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2020	3	420	(177)	(10)	4	53	(389)	(96)	11	(85)

Net loss	—	—	—	—	—	—	(31)	(31)	—	(31)
Other comprehensive loss	—	—	(7)	(3)	—	—	—	(10)	—	(10)

Total comprehensive loss	—	—	(7)	(3)	—	—	(31)	(41)	—	(41)

Transactions with equity holders
Share-based compensation	—	—	—	—	—	3	—	3	—	3

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At March 31, 2020	3	420	(184)	(13)	4	56	(420)	(134)	11	(123)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges and net investment hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2019	3	420	(129)	(8)	3	37	(448)	(122)	8	(114)

Net income	—	—	—	—	—	—	23	23	1	24
Other comprehensive (loss) / income	—	—	(21)	(6)	5	—	—	(22)	—	(22)

Total comprehensive (loss) / income	—	—	(21)	(6)	5	—	23	1	1	2

Transactions with equity holders
Share issuance	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	3	—	3	—	3

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At March 31, 2019	3	420	(150)	(14)	8	40	(425)	(118)	9	(109)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges and net investment hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2019	3	420	(129)	(8)	3	37	(448)	(122)	8	(114)

Net income	—	—	—	—	—	—	59	59	5	64
Other comprehensive (loss) / income	—	—	(48)	(2)	1	—	—	(49)	—	(49)

Total comprehensive (loss) / income	—	—	(48)	(2)	1	—	59	10	5	15

Transactions with equity holders
Share issuance	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	16	—	16	—	16

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At December 31, 2019	3	420	(177)	(10)	4	53	(389)	(96)	11	(85)

The accompanying Notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Notes	Three months ended March 31, 2020	Three months ended March 31, 2019
Net (loss) / income		(31)	24

Adjustments
Depreciation and amortization	13, 14	66	57
Finance costs - net	7	45	46
Tax (income) / expense	8	(8)	15
Share of income of joint-ventures		—	(5)
Unrealized losses / (gains) on derivatives - net and from remeasurement of monetary assets and liabilities - net		55	(32)
Losses on disposal	5	—	1
Other - net		3	2
Interest paid		(50)	(52)
Income tax paid		(3)	(6)
Change in trade working capital
Inventories		(17)	33
Trade receivables		(50)	(75)
Trade payables		158	113
Margin calls		(4)	5
Change in provisions and pension obligations		(7)	(11)
Other working capital		(13)	17

Net cash flows from operating activities		144	132

Purchases of property, plant and equipment	4	(57)	(59)
Acquisition of subsidiaries net of cash acquired		—	(83)

Net cash flows used in investing activities		(57)	(142)

Lease repayments	16	(8)	(63)
Proceeds / (repayments) from revolving credit facilities and other loans	16	3	131
Transactions with non-controlling interests		—	(2)
Other financing activities		4	—

Net cash flows (used in) / from financing activities		(1)	66

Net increase in cash and cash equivalents		86	56
Cash and cash equivalents - beginning of year		184	164
Effect of exchange rate changes on cash and cash equivalents		—	2

Cash and cash equivalents - end of period	10	270	222

The accompanying Notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

NOTE 1 - GENERAL INFORMATION

Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminium products, serving primarily the packaging, aerospace and automotive end-markets. The Group has a strategic footprint of manufacturing facilities located in North America, Europe and China and operates 28 production facilities, 3 administrative centers and 3 R&D centers. The Group has approximately 13,200 employees.

Constellium SE, a French Societas Europaea (SE), is the parent company of the Group. The business address (head office) of Constellium SE is Washington Plaza, 40-44 rue Washington, 75008 Paris, France.

Unless the context indicates otherwise, when we refer to “we”, “our”, “us”, “Constellium”, the “Group” and the “Company” in this document, we are referring to Constellium SE and its subsidiaries.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Statement of compliance

The Unaudited Condensed Interim Consolidated Financial Statements present the Unaudited Interim Consolidated Income Statement, Statement of Comprehensive Income / (Loss) and Statement of Cash Flows for the three months ended March 31, 2020 and 2019; and the Unaudited Interim Consolidated Statement of Financial Position and Changes in Equity at March 31, 2020 and December 31, 2019. They are prepared in accordance with IAS 34 - Interim Financial Reporting and with generally accepted accounting principles under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The Unaudited Condensed Interim Consolidated Financial Statements do not include all the information and disclosures required in the Consolidated Financial Statements. They should be read in conjunction with the Group’s Consolidated Financial Statements for the year ended December 31, 2019, which were authorized for issue by the Board of Directors on March 9, 2020.

These Unaudited Condensed Interim Consolidated Financial Statements were authorized for issue by management on April 27, 2020.

2.2 Basis of preparation

In accordance with IAS 1 - Presentation of Financial Statements, the Unaudited Condensed Interim Consolidated Financial Statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future.

The Group’s financial position, its cash flows, liquidity position and borrowing facilities are described in the Unaudited Condensed Interim Consolidated Financial Statements in NOTE 10 - Cash and Cash Equivalent, NOTE 16 - Borrowings and NOTE 18 - Financial Risk Management.

The Group’s forecasts and projections, taking account of reasonably possible changes in trading performance, including an assessment of the current macroeconomic environment, indicate that the Group should be able to operate within the level of its current facilities and related covenants. Management considers that this assumption is not invalidated by the Group’s negative equity at March 31, 2020.

The accounting policies adopted in the preparation of the Unaudited Condensed Interim Consolidated Financial Statements are consistent with those followed in the preparation of the Group’s Consolidated Financial Statements for the year ended December 31, 2019, except for the application of the effective tax rate in accordance with IAS 34 - Interim Financial Reporting.

2.3 Application of new and revised IFRS

Several amendments and interpretations apply for the first time in 2020, but do not have any impact on the Unaudited Condensed Interim Consolidated Financial Statements of the Group. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. The Group plans to adopt the new standards and interpretations on their required effective dates.

2.4 Presentation of the operating performance of each operating segment and of the Group

In accordance with IFRS 8 - Operating Segments, operating segments are based upon the product lines, markets and industries served, and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.

Constellium’s CODM measures the profitability and financial performance of its operating segments based on Adjusted EBITDA as it illustrates the underlying performance of continuing operations by excluding certain non-recurring and non-operating items. Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions that do not qualify for hedge accounting, metal price lag, share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

2.5 Principles governing the preparation of the Unaudited Condensed Interim Consolidated Financial Statement

The following table summarizes the main exchange rates used for the preparation of the Unaudited Condensed Interim Consolidated Financial Statements:

Foreign exchange rate for 1 Euro		Three months ended March 31, 2020 Average rate	At March 31, 2020 Closing rate	Three months ended March 31, 2019 Average rate	At December 31, 2019 Closing rate
U.S. Dollars	USD	1.1024	1.0956	1.1357	1.1234
Swiss Francs	CHF	1.0668	1.0585	1.1324	1.0854
Czech Koruna	CZK	25.6031	27.3120	25.6827	25.4080

Presentation of financial statements

The Unaudited Condensed Interim Consolidated Financial Statements are presented in millions of Euros, except Earnings per share in Euros. Certain reclassifications may have been made to prior year amounts to conform to the current year presentation.

Seasonality of operations

Due to the seasonal nature of the Group’s operations, the Group would typically expect higher revenue and operating profits in the first half of the year compared to the second half.

2.6 Judgments in applying accounting policies and key sources of estimation uncertainty

The preparation of the Unaudited Condensed Interim Consolidated Financial Statements requires the Group to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities in the Unaudited Condensed Interim Consolidated Financial Statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, rarely be equal to the related actual results. Actual results may differ significantly from these estimates, the effect of which is recognized in the period in which the facts that give rise to the revision become known.

In preparing these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were those applied to the Consolidated Financial Statements at, and for the year ended December 31, 2019. In addition, in accordance with IAS 34, the Group applied, in the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, a projected tax rate for the full year of 2020.

NOTE 3 - REVENUE

3.1 Disaggregation of revenue

The following table presents our revenue by product line:

(in millions of Euros)	Three months ended March 31, 2020	Three months ended March 31, 2019
Packaging rolled products	524	548
Automotive rolled products	193	230
Specialty and other thin-rolled products	32	48
Aerospace rolled products	223	205
Transportation, Industry and other rolled products	126	162
Automotive extruded products	199	188
Other extruded products	140	155

Total Revenue	1,437	1,536

The following table presents our revenue by destination of shipment:

(in millions of Euros)	Three months ended March 31, 2020	Three months ended March 31, 2019
France	121	152
Germany	287	339
United Kingdom	69	50
Switzerland	12	20
Other Europe	275	269
United States	561	564
Canada	17	18
Asia and Other Pacific	57	69
All Other	38	55

Total Revenue	1,437	1,536

Revenue is recognized at a point in time, except for certain products representing less than 1% of total revenue with no alternative use for which we have a right to payment.

NOTE 4 - OPERATING SEGMENT INFORMATION

Management has defined Constellium’s operating segments based upon the product lines, markets and industries it serves, and prepares and reports operating segment information to Constellium’s chief operating decision maker (CODM) (see NOTE 2 - Summary of Significant Accounting Policies) on that basis.

4.1 Segment Revenue

	Three months ended March 31, 2020			Three months ended March 31, 2019
(in millions of Euros)	Segment revenue	Inter-segment elimination	External revenue	Segment revenue	Inter-segment elimination	External revenue
P&ARP	752	(3)	749	828	(2)	826
A&T	359	(10)	349	378	(11)	367
AS&I	342	(3)	339	344	(1)	343
Holdings & Corporate	—	—	—	—	—	—

Total	1,453	(16)	1,437	1,550	(14)	1,536

4.2 Segment Adjusted EBITDA and reconciliation of Adjusted EBITDA to Net Income

(in millions of Euros)	Notes	Three months ended March 31, 2020	Three months ended March 31, 2019
P&ARP		66	59
A&T		52	52
AS&I		34	29
Holdings & Corporate		(5)	(5)

Adjusted EBITDA		147	135

Metal price lag (A)		(15)	(18)
Start-up and development costs (B)		(2)	(2)
Bowling Green one-time costs related to the acquisition (C)		—	(6)
Share based compensation costs		(3)	(3)
Depreciation and amortization	13,14	(66)	(57)
Unrealized (losses) / gains on derivatives	5	(53)	31
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities – net	5	(2)	1
Losses on disposals	5	—	(1)
Other		—	—

Income from operations		6	80

Finance costs - net	7	(45)	(46)
Share of income / (loss) of joint-ventures		—	5

(Loss) / income before income tax		(39)	39

Tax income / (expense)	8	8	(15)

Net (loss) / income		(31)	24

(A)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium Revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the year.

(B)	For the three months ended March 31, 2020 and 2019 start-up and development costs included €2 million related to new projects in our AS&I operating segment.

(C)	For the three months ended March 31, 2019, Bowling Green one-time costs related to the acquisition included the non-cash reversal of the inventory step-up.

4.3 Segment capital expenditure

(in millions of Euros)	Three months ended March 31, 2020	Three months ended March 31, 2019
P&ARP	(19)	(21)
A&T	(13)	(13)
AS&I	(24)	(25)
Holdings & Corporate	(1)	—

Capital expenditures	(57)	(59)

4.4 Segment assets

Segment assets are comprised of total assets of Constellium by segment, less deferred income tax assets, cash and cash equivalents and other financial assets.

(in millions of Euros)	At March 31, 2020	At December 31, 2019
P&ARP	1,998	1,951
A&T	883	856
AS&I	726	703
Holdings & Corporate	308	276

Segment assets	3,915	3,786

Deferred income tax assets	195	185
Cash and cash equivalents	270	184
Other financial assets	50	29

Total Assets	4,430	4,184

NOTE 5 - OTHER GAINS / (LOSSES) - NET

(in millions of Euros)	Notes	Three months ended March 31, 2020	Three months ended March 31, 2019
Realized losses on derivatives (A)		(12)	(14)
Unrealized (losses) / gains on derivatives at fair value through profit and loss - net (A)	4	(53)	31
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities - net	4	(2)	1
Losses on disposal		—	(1)
Other		(1)	(1)

Total other (losses) / gains - net		(68)	16

(A)

Realized gains and losses are related to derivatives entered into with the purpose of mitigating exposure to volatility in foreign currencies and commodity prices. Unrealized gains and losses are related to derivatives that do not qualify for hedge accounting.

NOTE 6 - CURRENCY GAINS / (LOSSES)

Currency gains and losses, which are included in Income from operations, are as follows:

(in millions of Euros)	Notes	Three months ended March 31, 2020	Three months ended March 31, 2019
Included in Revenue	18	(3)	(1)
Included in Cost of sales		—	—
Included in Other gains / (losses) - net		(1)	5

Total		(4)	4

Realized exchange gains on foreign currency derivatives - net	18	—	1
Unrealized (losses) / gains on foreign currency derivatives - net	18	(2)	2
Exchange (losses) / gains from the remeasurement of monetary assets and		(2)	1
liabilities - net

Total		(4)	4

See NOTE 17 - Financial Instruments and NOTE 18 - Financial Risk Management for further information regarding the Company’s foreign currency derivatives and hedging activities.

NOTE 7 - FINANCE COSTS - NET

(in millions of Euros)	Three months ended March 31, 2020	Three months ended March 31, 2019
Interest expense on borrowings (A)	(31)	(32)
Expenses on factoring arrangements	(3)	(5)
Interest expense on leases	(3)	(3)
Realized and unrealized gains on debt derivatives at fair value (B)	8	9
Realized and unrealized exchange losses on financing activities - net (B)	(11)	(6)
Interest cost on pension and other benefits	(3)	(4)
Other finance expenses	(2)	(6)
Capitalized borrowing costs (C)	—	1

Finance expenses	(45)	(46)

Finance costs - net	(45)	(46)

(A)

For the three months ended March 31, 2020 and 2019, the Group incurred mainly (i) €29 million of interest related to Constellium SE Senior Notes and (ii) €2 million of interest expense and fees related to the Muscle Shoals, Bowling Green and Ravenswood ABL Facility (“Pan-U.S. ABL”).

(B)

The Group hedges the dollar exposure relating to the principal of its Constellium SE U.S. Dollar Senior Notes, for the portion that has not been used to finance directly or indirectly U.S. Dollar functional currency entities. Changes in the fair value of these hedging derivatives are recognized within Finance costs – net in the Unaudited Interim Consolidated Income Statement and largely offset the unrealized results related to Constellium SE U.S. Dollar Senior Notes revaluation.

(C)	Borrowing costs directly attributable to the construction of assets are capitalized. The capitalization rate was 6% for the three months ended March 31, 2020, and 2019.

NOTE 8 - INCOME TAX

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full year. The tax rate applied at March 31, 2020 is impacted by non-recurring transactions and subject to country mix effect.

Assessment on net deferred tax assets was performed at March 31, 2020, based on the same assumptions used for impairment tests, and considering changes in tax laws enacted during the three months ended March 31, 2020. This review did not lead to any change in the assessment made at December 31, 2019.

NOTE 9 - EARNINGS PER SHARE

(in millions of Euros)	Three months ended March 31, 2020	Three months ended March 31, 2019
Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share	(31)	23

Number of shares attributable to equity holders of Constellium

(number of shares)	Three months ended March 31, 2020	Three months ended March 31, 2019
Weighted average number of ordinary shares used to calculate basic earnings per share	137,867,418	135,983,608
Effect of other dilutive potential ordinary shares (A)	—	2,928,233

Weighted average number of ordinary shares used to calculate diluted earnings per share	137,867,418	138,911,841

(A)

For the three months ended March 31, 2020 there were 2,309,527 potential ordinary shares that could have a dilutive impact but were considered antidilutive due to negative earnings. For the three months ended March 31, 2019, dilutive potential new ordinary shares to be issued were part of Share-based compensation plans.

Earnings per share attributable to the equity holders of Constellium

(in Euro per share)	Three months ended March 31, 2020	Three months ended March 31, 2019
Basic	(0.22)	0.17
Diluted	(0.22)	0.17

NOTE 10 - CASH AND CASH EQUIVALENTS

(in millions of Euros)	At March 31, 2020	At December 31, 2019
Cash in bank and on hand	270	184

Total Cash and cash equivalent	270	184

At March 31, 2020, cash in bank and on hand includes a total of €20 million held by subsidiaries that operate in countries where capital control restrictions prevent the balances from being immediately available for general use by the other entities within the Group. At December 31, 2019 the amount subject to these restrictions was €22 million.

NOTE 11 - TRADE RECEIVABLES AND OTHER

Trade receivables and other are comprised of the following:

	At March 31, 2020		At December 31, 2019
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables - gross	—	453	—	395
Impairment	—	(3)	—	(2)

Total trade receivables - net	—	450	—	393

Income tax receivables	35	27	35	22
Other taxes	—	31	—	35
Contract assets	17	1	16	2
Prepaid expenses	1	23	1	8
Other	8	13	8	14

Total other receivables	61	95	60	81

Total trade receivables and other	61	545	60	474

11.1 Contract assets

	At March 31, 2020		At December 31, 2019
(in millions of Euros)	Non-current	Current	Non-current	Current
Unbilled tooling costs	16	—	16	—
Other	1	1	—	2

Total Contract assets	17	1	16	2

11.2 Aging

The aging of total trade receivables - net is as follows:

(in millions of Euros)	At March 31, 2020	At December 31, 2019
Not past due	433	380
1 – 30 days past due	14	10
31 – 60 days past due	2	3
61 – 90 days past due	—	—
Greater than 90 days past due	1	—

Total trade receivables - net	450	393

Impairment allowance

Revisions to the impairment allowance arising from changes in estimates are included as either additional allowance or recoveries. An allowance was recognized for €0.2 million during the three months ended March 31, 2020 (no allowance nor reversal was recognized during the three months ended March 31, 2019).

None of the other amounts included in Other receivables were deemed to be impaired.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable shown above. The Group does not hold any collateral from its customers or debtors as security.

11.3 Currency concentration

The composition of the carrying amounts of total Trade receivables - net by currency is shown in Euro equivalents as follows:

(in millions of Euros)	At March 31, 2020	At December 31, 2019
Euro	166	126
U.S. Dollar	270	251
Swiss franc	5	3
Other currencies	9	13

Total trade receivables - net	450	393

11.4 Factoring arrangements

The Group factors trade receivables in France by entering into factoring agreements with a third party for a maximum capacity of €235 million. This agreement matures on October 29, 2021.

The Group factors trade receivables in Germany, Switzerland and Czech Republic by entering into factoring agreements with a third party for a maximum capacity of €150 million. This agreement matures on October 29, 2021. In addition, the Group sells receivables from one of its German customers under an uncommitted factoring facility whereby receivables sold are confirmed by the customer.

Constellium Automotive USA LLC entered into a factoring agreement which provides for the sale of specific account receivables up to a maximum capacity of $25 million. This agreement matures on December 10, 2020.

Muscle Shoals entered into a factoring agreement that provides for the sale of specific trade receivables up to a maximum capacity of $300 million. This agreement matures on September 30, 2021.

Under the Group’s factoring agreements, most of the trade receivables are sold without recourse. Where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are derecognized. Some remaining receivables do not qualify for derecognition under IFRS 9 - Financial Instruments, as the Group retains substantially all the associated risks and rewards.

Under the agreements, at March 31, 2020, the total carrying amount of the original assets factored is €587 million (December 31, 2019: €574 million) of which:

•

€467 million (December 31, 2019: €463 million) have been derecognized from the Unaudited Interim Consolidated Statement of Financial Position as the Group transferred substantially all of the associated risks and rewards to the factor;

•	€120 million (December 31, 2019: €111 million) were recognized on the Unaudited Condensed Interim Consolidated Statement of Financial Position.

There was a debt of €2 million due to the factor relating to trade account receivables sold at March 31, 2020. There was no debt at December 31, 2019.

Covenants

The factoring arrangements contain certain customary affirmative and negative covenants, including some relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain maintenance financial covenants.

The commitment of the factor to buy receivables under the Muscle Shoals factoring agreement is subject to certain credit ratings being maintained.

The Group was in compliance with all applicable covenants at March 31, 2020 and December 31, 2019.

NOTE 12 - INVENTORIES

(in millions of Euros)	At March 31, 2020	At December 31, 2019
Finished goods	194	203
Work in progress	347	321
Raw materials	114	106
Stores and supplies	77	74
Inventories write-down	(38)	(34)

Total inventories	694	670

Constellium records inventories at the lower of cost and net realizable value. Any change in the net realizable value adjustment on inventories is included in Cost of sales in the Unaudited Interim Consolidated Income Statement.

NOTE 13 - PROPERTY, PLANT AND EQUIPMENT

(in millions of Euros)	Notes	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2020		19	366	1,451	203	17	2,056

Additions		—	7	16	47	2	72
Disposals		—	—	(1)	—	—	(1)
Depreciation expense		—	(7)	(54)	—	(3)	(64)
Transfer during the year		—	16	28	(45)	1	—
Effects of changes in foreign exchange rates		—	1	14	—	—	15

Net balance at March 31, 2020		19	383	1,454	205	17	2,078

Cost		36	553	2,477	212	47	3,325
Less accumulated depreciation and impairment		(17)	(170)	(1,023)	(7)	(30)	(1,247)

Net balance at March 31, 2020		19	383	1,454	205	17	2,078

Right of use assets

Right of use have been included within the same line item as that within which the corresponding underlying assets would be presented if they were owned.

(in millions of Euros)	Buildings	Machinery and Equipment	Other	Total
Net balance at January 1, 2020	116	71	3	190

Additions	7	3	1	11
Disposals	—	—	—	—
Depreciation expense	(3)	(6)	—	(9)
Transfer during the period	—	—	—	—
Effects of changes in foreign exchange rates	—	1	(1)	—

Net balance at March 31, 2020	120	69	3	192

Cost	142	116	5	263
Less accumulated depreciation and impairment	(22)	(47)	(2)	(71)

Net balance at March 31, 2020	120	69	3	192

The total expense relating to short-term leases, low value asset leases and variable lease payments that are still recognized as operating expenses was €3 million for the three months ended March 31, 2020 and 2019.

Impairment tests for property, plant and equipment and intangibles assets (including goodwill)

The recent Coronavirus crisis, which resulted in a temporary shutdown of some of our plants and is expected to negatively impact our future operating profits and cash flows, was identified as an indicator of impairment for all of Constellium Cash Generating Units (“CGUs”) and group of CGUs at March 31, 2020.

Consequently, and in accordance with the accounting policies described in Note 2.6 of the Consolidated Financial Statements, all of our CGUs and group of CGUs to which goodwill is allocated were tested for impairment at March 31, 2020. As a result of these tests, Management concluded that no impairment charge was required.

In performing our impairment tests the following assumptions were considered in:

•	Operating levels of our plants at 50% of capacity on average during three months in 2020,

•	Significant economic downturn in our automotive and aerospace markets in the period 2020 to 2023,

•	Positive impact of counter-measures implemented or planned, including reduction in capital expenditure and costs.

•	Our assessment that our strategy, which is grounded notably in the long term competitive advantage of aluminium and the uniqueness of our assets, remains intact despite the current Coronavirus crisis.

There is however, considerable uncertainty with respect to the duration of the crisis and its potential impact on the overall economy and our business and there could be no guarantee that our assumptions will materialize.

NOTE 14 - INTANGIBLE ASSETS (INCLUDING GOODWILL)

								Total
								intangible
								assets
				Computer	Customer	Work in		(excluding
(in millions of Euros)	Notes	Goodwill	Technology	Software	relationships	Progress	Other	goodwill)
Net balance at January 1, 2020		455	21	19	14	14	2	70

Additions		—	—	—	—	2	—	2
Amortization expense		—	—	(2)	—	—	—	(2)
Transfer during the year		—	—	—	—	—	—	—
Effects of changes in foreign exchange rates		11	1	—	—	(1)	—	—

Net balance at March 31, 2020		466	22	17	14	15	2	70

Cost		466	90	73	40	17	2	222
Less accumulated depreciation and impairment		—	(68)	(56)	(26)	(2)	—	(152)

Net balance at March 31, 2020		466	22	17	14	15	2	70

NOTE 15 - TRADE PAYABLES AND OTHER

	At March 31, 2020		At December 31, 2019
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables	—	870	—	711

Fixed assets payables	—	40	—	43
Employees’ entitlements	—	159	—	171
Taxes payable other than income tax	—	29	—	14
Contract liabilities and other liabilities to customers	6	60	6	54
Other payables	16	8	15	6

Total Other	22	296	21	288

Total Trade payables and other	22	1,166	21	999

Contract liabilities

	At March 31, 2020		At December 31, 2019
(in millions of Euros)	Non-current	Current	Non-current	Current
Deferred tooling revenue	2	—	2	—
Advance payment from customers	2	4	2	5
Unrecognized variable consideration (A)	2	54	2	46
Other	—	2	—	3

Total contract liabilities and other liabilities to customers	6	60	6	54

(A)	Unrecognized variable consideration consists of expected volume rebates, discounts, incentives, refunds, penalties and price concessions.

For the three months ended March 31, 2020, €6 million of revenue that related to contract liabilities at December 31, 2019 was recognized. Revenue of €13 million generated in the three months ended March 31, 2020 was deferred.

NOTE 16 - BORROWINGS

16.1 Analysis by nature

(in millions of Euros)	At March 31, 2020							At December 31, 2019
	Nominal Value in Currency	Nominal rate	Effective rate	Nominal Value In Euros	(Arrangement fees)	Accrued interests	Carrying value	Carrying value
Secured Pan-U.S. ABL (due 2022)	$145	Floating	3.39%	133	—	—	133	127
Secured Inventory Based Facility (due 2021)	—	Floating	—	—	—	—	—	—
Senior Unsecured Notes
Constellium SE (Issued May 2014, due 2024)	$400	5.75%	6.26%	365	(3)	8	370	355
Constellium SE (Issued May 2014, due 2021)	€200	4.63%	5.16%	200	(1)	4	203	200
Constellium SE (Issued February 2017, due 2025)	$650	6.63%	7.13%	593	(10)	3	586	582
Constellium SE (Issued November 2017, due 2026)	$500	5.88%	6.26%	457	(6)	3	454	449
Constellium SE (Issued November 2017, due 2026)	€400	4.25%	4.57%	400	(5)	2	397	400
Unsecured Revolving Credit Facility (due 2021) (A)	—	Floating	—	—	—	—	—	—
Lease liabilities				191	—	1	192	188
Other loans (B)				63	—	1	64	60

Total Borrowings				2,402	(25)	22	2,399	2,361

Of which non-current							2,203	2,160
Of which current							196	201

Constellium SE Senior Notes are guaranteed by certain subsidiaries.

(A)	The Unsecured Revolving Credit Facility has a €6 million borrowing base and is provided by Bpifrance Financement, a related party.
(B)	Other loans include €40 million of financial liabilities relating to the sale and leaseback of assets that were considered to be financing arrangements in substance.

16.2 Movements in borrowings

(in millions of Euros)	Three months ended March 31, 2020	Year ended December 31, 2019
At December 31, prior year	2,361	2,151

IFRS 16 application	—	102

At January 1	2,361	2,253

Cash flows
Repayment of Senior Notes (A)	—	(100)
Proceeds / (repayments) from revolving credit facilities and other loans	3	109
Lease repayments	(8)	(86)
Non-cash changes
Borrowings assumed through business combination	—	75
Movement in interests accrued or capitalized	(13)	1
New leases and other loans	16	75
Deferred arrangement fees, step-up amortization and other	1	5
Effects of changes in foreign exchange rates	39	29

At the end of the period	2,399	2,361

(A)	On August 8, 2019, €100 million of the €300 million outstanding aggregate principal amount of the 4.63% Senior Notes due 2021 were redeemed.

16.3 Currency concentration

The composition of the carrying amounts of total borrowings in Euro equivalents is denominated in the currencies shown below:

(in millions of Euros)	At March 31, 2020	At December 31, 2019
U.S. Dollar	1,627	1,597
Euro	755	746
Other currencies	17	18

Total borrowings	2,399	2,361

Covenants

The Group was in compliance with all applicable debt covenants at March 31, 2020 and December 31, 2019, and for the three months ended March 31, 2020 and the year ended December 31, 2019.

Constellium SE Senior Notes

The indentures for our outstanding Senior Notes contain customary terms and conditions, including amongst other things, limitations on incurring or guaranteeing additional indebtedness, on paying dividends, on making other restricted payments, on creating restriction on dividend and other payments to us from certain of our subsidiaries, on incurring certain liens, on selling assets and subsidiary stock, and on merging.

Pan-U.S. ABL Facility

This facility contains a fixed charge coverage ratio covenant and an EBITDA contribution ratio covenant along with customary affirmative and negative covenants. Evaluation of compliance with the maintenance covenants is only required if the excess availability falls below 10% of the aggregate revolving loan commitment.

NOTE 17 - FINANCIAL INSTRUMENTS

17.1 Financial assets and liabilities by categories

		At March 31, 2020				At December 31, 2019
(in millions of Euros)	Notes	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total
Cash and cash equivalents	10	270	—	—	270	184	—	—	184
Trade receivables	11	—	—	450	450	—	—	393	393
Other financial assets		4	46	—	50	—	29	—	29

Total		274	46	450	770	184	29	393	606

		At March 31, 2020				At December 31, 2019
(in millions of Euros)	Notes	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total
Trade payables and fixed assets payables	15	910	—	—	910	754	—	—	754
Borrowings	16	2,399	—	—	2,399	2,361	—	—	2,361
Other financial liabilities		—	109	19	128	—	44	14	58

Total		3,309	109	19	3,437	3,115	44	14	3,173

The table below details other financial assets and other financial liabilities positions:

	At March 31, 2020			At December 31, 2019
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Derivatives	14	32	46	7	22	29
Aluminium and premium future contracts	3	8	11	1	8	9
Energy future contracts	—	—	—	—	—	—
Other future contracts	—	1	1	—	—	—
Currency commercial contracts	9	19	28	5	12	17
Currency net debt derivatives	2	4	6	1	2	3
Margin call	—	4	4	—	—	—

Other financial assets	14	36	50	7	22	29

Derivatives	35	93	128	23	35	58
Aluminium and premium future contracts	12	52	64	4	10	14
Energy future contracts	—	1	1	—	1	1
Other future contracts	3	7	10	2	4	6
Currency commercial contracts	17	29	46	12	16	28
Currency net debt derivatives	3	4	7	5	4	9

Other financial liabilities	35	93	128	23	35	58

17.2 Fair values

All derivatives are presented at fair value in the Unaudited Condensed Interim Consolidated Statement of Financial Position.

The carrying value of the Group’s borrowings at maturity is the redemption value.

The fair value of Constellium SE Senior Notes issued in May 2014, February 2017 and November 2017 account for 91%, 91% and 83%, respectively, of the nominal value and amount to €513 million, €542 million and €713 million, respectively, at March 31, 2020. The fair value was classified as a Level 1 measurement under the fair value hierarchy provided by IFRS 13 - Fair Value Measurement.

The fair values of the other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity.

17.3 Valuation hierarchy

The following table provides an analysis of derivatives measured at fair value, grouped into levels based on the degree to which the fair value is observable:

•	Level 1 valuation is based on a quoted price (unadjusted) in active markets for identical financial instruments. Level 1 includes aluminium, copper and zinc futures that are traded on the LME.

•

Level 2 valuation is based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. prices) or indirectly (i.e., derived from prices). Level 2 includes foreign exchange derivatives;

•

Level 3 valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs). Trade receivables are classified as a Level 3 measurement under the fair value hierarchy.

	At March 31, 2020				At December 31, 2019
(in millions of Euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other financial assets - derivatives	11	35	—	46	8	21	—	29
Other financial liabilities - derivatives	71	57	—	128	19	39	—	58

There was no material transfer of asset and liability categories into or out of Level 1, Level 2 or Level 3 during the three months ended March 31, 2020 and the year ended December 31, 2019.

NOTE 18 - FINANCIAL RISK MANAGEMENT

The Group’s financial risk management strategy focuses on minimizing the cash flow impacts of volatility in foreign currency exchange rates, metal prices and interest rates, while maintaining the financial flexibility the Group requires in order to successfully execute the Group’s business strategy.

Due to Constellium’s capital structure and the nature of its operations, the Group is exposed to the following financial risks: (i) market risk (including foreign exchange risk, commodity price risk and interest rate risk); (ii) credit risk and (iii) liquidity and capital management risk.

18.1 Market risk

In 2016, the Group agreed with a major customer for the sale of fabricated metal products in U.S. Dollars to be supplied from a Euro functional currency entity. In line with its hedging policy, the Group entered into significant foreign exchange derivatives which match related highly probable future conversion sales by selling U.S. Dollars against Euros. The Group designated these derivatives for hedge accounting, with total nominal amount of $201 million, at March 31, 2020 ($233 million at December 31, 2019), and maturities from 2020 to 2022.

For hedges that do not qualify for hedge accounting, any mark-to-market movements are recognized in Other gains / (losses) - net.

The table below details the effect of foreign currency derivatives in the Unaudited Interim Consolidated Income Statement and the Unaudited Interim Consolidated Statement of Comprehensive Income / (Loss):

(in millions of Euros)	Notes	Three months ended March 31, 2020	Three months ended March 31, 2019
Derivatives that do not qualify for hedge accounting
Included in Other gains / (losses) - net
Realized gains on foreign currency derivatives - net	6	2	2
Unrealized (losses) / gains on foreign currency derivatives - net (A)	6	(1)	2
Derivatives that qualify for hedge accounting
Included in Revenue
Realized losses on foreign currency derivatives - net	6	(2)	(1)
Unrealized (losses) / gains on foreign currency derivatives - net	6	(1)	—
Included in Other gains / (losses) - net
Realized gains / (losses) in ineffective portion of derivatives		—	—
Included in Other comprehensive income / (loss)
Unrealized losses on foreign currency derivatives - net		(8)	(8)
Gains reclassified from cash flow hedge reserve to the Unaudited Interim Consolidated Income Statement		3	1

(A)	Gains or losses on the hedging instruments are expected to offset losses or gains on the underlying hedged forecasted sales that will be reflected in future years when these sales are recognized.

Translation exposures

Foreign exchange impacts related to the translation to Euro of net investments in foreign subsidiaries, and related revenues and expenses are not hedged as the Group operates in these various countries on permanent basis (except as described below).

In June 2018, the Group entered into forward contracts with nominal amount of CHF 174 million to hedge the currency risk associated with the translation of the net assets of its Swiss operations into the Group’s presentation currency. The Group designated these derivatives as a net investment hedge. The unrealized loss of the net investment hedge for the three months ended March 31, 2019 was included in Other comprehensive income for €1 million. The net investment hedge realized in June 2019 and the loss was included in Currency translation differences within Other comprehensive income for €3 million.

18.3 Liquidity and capital risk management

The liquidity requirements of the overall Company are funded by drawing on available credit facilities, while the internal management of liquidity is optimized by means of cash pooling agreements and/or intercompany loans and deposits between the Company’s operating entities and central Treasury.

At March 31, 2020, the borrowing base for the Pan-U.S. ABL facility and the French Inventory Based Facility were $378 million and €82 million, respectively (December 31, 2019: $375 million and €82 million, respectively). After deduction of amount drawn and letters of credit, the Group had €294 million outstanding availability under these secured revolving credit facilities at March 31, 2020 (December 31, 2019: €281 million).

At March 31, 2020, liquidity was €616 million (December 31, 2019: €516 million), comprised of €270 million of cash and cash equivalents (December 31, 2019: €184 million) and €346 million of available undrawn facilities (December 31, 2019: €332 million), including the €294 million described above (December 31, 2019: €281 million).

NOTE 19 - PENSIONS AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS

19.1 Actuarial assumptions

Pension and other post-employment benefit obligations were updated based on the discount rates applicable at March 31, 2020.

	At March 31, 2020	At December 31, 2019
Switzerland	0.45%	0.15%
US	—	—
Hourly pension	3.20% - 3.30%	3.15% - 3.25%
Salaried pension	3.25%	3.25%
OPEB	3.20% - 3.45%	3.20% - 3.40%
Other benefits	3.00% - 3.25%	3.00% - 3.20%
France	—	—
Retirements	1.70%	0.95%
Other benefits	1.60%	0.80%
Germany	1.75%	1.00%

19.2 Amounts recognized in the Unaudited Interim Consolidated Statement of Financial Position

	At March 31, 2020			At December 31, 2019
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Present value of funded obligation	752	—	752	768	—	768
Fair value of plan assets	(409)	—	(409)	(445)	—	(445)

Deficit of funded plans	343	—	343	323	—	323

Present value of unfunded obligation	116	221	337	127	220	347

Net liability arising from defined benefit obligation	459	221	680	450	220	670

19.3 Amounts recognized in the Unaudited Interim Consolidated Income Statement

	Three months ended March 31, 2020			Three months ended March 31, 2019
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Service cost
Current service cost	(6)	(2)	(8)	(4)	(2)	(6)
Net interest	(1)	(2)	(3)	(2)	(2)	(4)
Immediate recognition of gains / (losses) arising over the period	—	1	1	—	—	—
Administration expenses	—	—	—	(1)	—	(1)

Total	(7)	(3)	(10)	(7)	(4)	(11)

19.4 Movement in net defined benefit obligations

	At March 31, 2020
	Defined benefit obligations				Net defined benefit liability
(in millions of Euros)	Pension benefits	Other benefits	Total	Plan Assets
At January 1, 2020	895	220	1,115	(445)	670

Included in the Unaudited Interim Consolidated Income Statement
Current service cost	6	2	8	—	8
Interest cost / (income)	3	2	5	(2)	3
Past service cost	—	—	—	—	—
Immediate recognition of gains / (losses) arising over the year	—	(1)	(1)	—	(1)
Administration expenses	—	—	—	—	—

Included in the Unaudited Interim Consolidated Statement of Comprehensive Income / (Loss)
Remeasurements due to:
—actual return less interest on plan assets	—	—	—	47	47
—changes in financial assumptions	(42)	(2)	(44)	—	(44)
—changes in demographic assumptions	—	—	—	—	—
—experience losses	—	—	—	—	—
Effects of changes in foreign exchange rates	15	5	20	(11)	9

Included in the Unaudited Interim Consolidated Statement of Cash Flows
Benefits paid	(10)	(5)	(15)	9	(6)
Contributions by the Group	—	—	—	(6)	(6)
Contributions by the plan participants	1	—	1	(1)	—

At March 31, 2020	868	221	1,089	(409)	680

Ravenswood OPEB disputes

In 2018, the Group announced a plan to transfer certain participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan (“the Plan”) from a company sponsored program to a third-party health network that provides similar benefits at a lower cost. This change in benefits resulted in the recognition of a gain of €36 million from negative past service cost, lowered by €3 million in 2019 to reflect delays in the estimated implementation timetable. The United Steelworkers Local Union 5668 (the “Union”) is contesting the OPEB Amendments and filed a lawsuit against Constellium Rolled Products Ravenswood, LLC (“Ravenswood”) in a federal district court in West Virginia (the “Court”) seeking to enjoin the Plan changes and to compel arbitration. The Court issued an order in December 2018, enjoining Ravenswood from implementing the OPEB Amendments pending resolution in arbitration. In September 2019, the arbitrator issued a decision ruling against Ravenswood and sustaining the Union’s grievance. Ravenswood filed a motion to vacate this decision, which is still pending, and will continue to vigorously defend this case. The Group believes it has a strong legal position and that it is probable that Ravenswood will ultimately prevail and be able to implement the OPEB amendments.

Additionally, during 2019, the Union filed a grievance disputing the existing limitation of Ravenswood’s liability for the healthcare costs of pre-Medicare retirees. This matter is scheduled to be arbitrated in the coming months and the Group believes it is without merit and intends to defend it vigorously.

19.5 Net defined benefit obligations by country

	At March 31, 2020			At December 31, 2019
(in millions of Euros)	Defined benefit obligations	Plan assets	Net defined benefit liability	Defined benefit obligations	Plan assets	Net defined benefit liability
France	148	(3)	145	161	(3)	158
Germany	129	(1)	128	144	(1)	143
Switzerland	292	(202)	90	299	(214)	85
United States	519	(203)	316	510	(227)	283
Other countries	1	—	1	1	—	1

Total	1,089	(409)	680	1,115	(445)	670

NOTE 20 - PROVISIONS

(in millions of Euros)	Notes	Close down and environmental remediation costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2020		90	4	28	122

Allowance		—	—	—	—
Amounts used		—	(2)	—	(2)
Unused amounts reversed		—	—	—	—
Unwinding of discounts		1	—	—	1
Effects of changes in foreign exchange rates		1	—	—	1
Transfer		—	—	—	—

At March 31, 2020		92	2	28	122

Current		6	2	13	21
Non-Current		86	—	15	101

Total Provisions		92	2	28	122

Legal claims and other costs

(in millions of Euros)	At March 31, 2020	At December 31, 2019
Litigation	21	21
Disease claims	4	4
Other	3	3

Total Provisions for legal claims and other costs	28	28

Contingencies

The Group is involved, and may become involved, in various lawsuits, claims and proceedings relating to customer claims, product liability, employee and retiree benefit matters and other commercial matters. The Group records provisions for pending litigation matters when it determines that it is probable that an outflow of resources will be required to settle the obligation, and such amounts can be reasonably estimated. In some proceedings, the issues raised are or can be highly complex and subject to significant uncertainties and amounts claimed are and can be substantial. As a result, the probability of loss and an estimation of damages are and can be difficult to ascertain. In exceptional cases, when the Group considers that disclosures relating to provisions and contingencies may prejudice its position, disclosures are limited to the general nature of the dispute.

The Group is currently subject to an arbitration by a customer claiming that Constellium supplied defective products as a result of which the customer alleges it has suffered significant damages. The Group considers that the claim is without merit on both technical and legal grounds and is vigorously defending the action. For this matter and in respect of others which the Group considers are without merit, while it is possible that an unfavorable outcome may result, after assessing the information available, the Group has concluded that it is not probable that a loss has been incurred.

NOTE 21 - NON-CASH INVESTING AND FINANCING TRANSACTIONS

Property, plant and equipment acquired through leases or financed by third parties amounted to €16 million and €5 million for the three months ended March 31, 2020, and 2019, respectively. These leases and financings are excluded from the Unaudited interim Statement of Cash Flow as they are non-cash investing transactions.

Fair values of vested Restricted Stock Units and Performance Stock Units was nil for the three months ended March 31, 2020, and amounted to €3 million for the three months ended March 31, 2019. They are excluded from the Unaudited interim Statement of Cash flows as non-cash financing activities.

NOTE 22 - SHARE CAPITAL

At March 31, 2020, the share capital amounted to €2,757,348.36, divided into 137,867,418 ordinary shares, each with a nominal value of two cents, fully paid-up and of the same class. All shares have the right to one vote.

		(in millions of Euros)
	Number of shares	Share capital	Share premium
At January 1, 2020	137,867,418	3	420
New shares issued	—	—	—

At March 31, 2020	137,867,418	3	420

NOTE 23 - SHARE-BASED COMPENSATION

Expense recognized during the year

In accordance with IFRS 2, share-based compensation is recognized as an expense over the vesting period. The estimate of this expense is based upon the fair value of a potential ordinary share at the grant date. The total expense related to the potential ordinary shares for the three months ended March 31, 2020, and 2019 amounted to €3 million and €3 million, respectively.

Movement of potential shares

The following table illustrates the number and movements in potential shares:

	Performance-Based RSU	Restricted Stock Units	Equity Award Plans	Total Potential Shares
At December 31, 2019	2,519,294	2,066,503	79,526	4,665,323

Vested	—	(8,000)	—	(8,000)
Forfeited (A)	(46,306)	(50,931)	—	(97,237)

At March 31, 2020	2,472,988	2,007,572	79,526	4,560,086

(A)	For potential shares related to PSUs, 46,306 were forfeited following the departure of certain beneficiaries and none were forfeited in relation to the non-fulfilment of performance conditions.

NOTE 24 - SUBSEQUENT EVENTS

On April 24, 2020, Constellium entered into a new $166 million Delayed Draw Term Loan with a syndicate of banks.